

DIVISION OF
CORPORATION FINANCE

November 17, 2009

Mr. Peter Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Response Letter Submitted September 9, 2009**
> **File No. 1-32575**

Dear Mr. Voser:

We have reviewed your response letter and have the following comment.

Form 20-F for Fiscal Year Ended December 31, 2007

General

1. We have reviewed your September 9, 2009 response to our comment of June 30, 2009. Since you are in possession of all of the facts related to your disclosure, we have concluded that we cannot agree or disagree with your position that the disclosure addressed by our comment is not material to Royal Dutch Shell. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comment on your filing.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant

cc: Joseph Babits, Esq.